April 14, 2011

Division of Corporation Finance
U.S. Securities & Exchange Commission

Tia Jenkins

Senior Assistant Chief Accountant

100 F. Street, NE
Washington, D.C.  20549

Re:          Animal Health International, Inc.

Form 10-K

Filed September 10, 2010

File No. 001-33273

Dear Ms. Jenkins,

This communication is in response to your staff’s letter to Animal Health International, Inc. (“the Company” or “AHII”) dated April 13, 2011.  We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see our responses following each of your original comments in bold type below:

Form 10-K for Fiscal Year Ended June 30, 2010

Management’s Discussion and Analysis

Results of Operations, page 30

1.                                       We have reviewed your response to our prior comment three, noting that the financial information by customer type (i.e., veterinary, beef, dairy, etc) is not utilized by your chief decision maker due to the fact that your business is not structured in that manner and you only obtain revenue information by customer types. Due to the emphasis placed on the revenue earned by each of these customer types particularly when speaking with your analysts during your quarterly earnings conference calls, please confirm in future Exchange Act filings you will revise your disclosure for each period presented to discuss the impact the trends or uncertainties of revenue by customer type may have on your business.

We confirm that in future Exchange Act filings we will revise our disclosure for each period presented to discuss the impact the trends or uncertainties of revenue by customer type may have upon our business.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(c) Cost of Direct Products Sold, page F-8

2.                                       We have reviewed your response to our prior comment four, noting you are unable to quantify the costs solely related to the “distribution network” as your personnel perform a variety of functions in sales, shipping, receiving and distribution. This appears to be inconsistent with your disclosure in Note 2(e) on page F-8 in which you are clearly able to quantify the costs solely related to shipping and handling reflected in direct costs of products sold. Please provide us with a detailed discussion of how you are able to quantify the costs of the personnel related to shipping and handling if they are performing several functions as disclosed by you and please confirm in future Exchange Act filings you will disclose the amount of distribution network costs in selling, general, and administrative in each year for which financial statements are presented.

Our disclosure in Note 2(e) on page F-8 was intended to present third party freight costs. All other costs of shipping and handling are not isolated and are included in salaries, wages, commissions, and related benefits and selling, general, and administrative expenses in the consolidated statements of operations.  We confirm that in future Exchange Act filings we will clarify our disclosure for the Company’s policy regarding shipping and handling costs as follows:  “The costs associated with third party freight are reflected in direct cost of products sold in the consolidated statements of operations and were $xx,xxx, $11,756, and $11,584 for the years ended June 30, 2011, 2010, and 2009, respectively. The costs associated with indirect shipping and handling costs are not isolated from other operating costs, and as such are reflected in salaries, wages, commissions, and related benefits and selling, general, and administrative expenses in the consolidated statements of operations.”

Please let me know if you have any additional comments or questions.

Sincerely,

/s/ William F. Lacey

William F. Lacey
Senior Vice President and Chief Financial Officer